[redacted]

12013518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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RECEIVED
FEB 29 2012

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ FINANCIAL SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 OAK TREE BLVD, SUITE 500

(No. and Street)

CLEVELAND	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges 216-525-4684

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company

(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue	Pittsburgh	PA	15222-4205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VALERIE MRAVEC, Notary Public
State of Ohio - Medina County
My commission expires Aug 3, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2011
with Report of Independent Auditors

SCHNEIDER DOWNS

INSIGHT ■ INNOVATION ■ EXPERIENCE

www.schneiderdowns.com

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2011
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2011

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income and Other Comprehensive Income 3

Statement of Cash Flows 4-5

Statement of Changes in Stockholder's Equity 6

Notes to the Financial Statements 7-15

SUPPLEMENTARY INFORMATION

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 17

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 18

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 19

Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 21-22

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS) as of December 31, 2011, and the related statements of income and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 17 through 19 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	5,788,126
Investment in mutual funds and securities, available for sale, at market value		1,233,718
Deposits with clearing organization		50,000
Deposits with Depository Trust & Clearing Corporation		5,134
Receivable from clearing organization		70,910
Receivables from customers, net		1,533,163
Prepaid assets		183,117
Goodwill and other intangible assets, net of accumulated amortization of $848,990		3,710,394
Furniture and equipment, net of accumulated depreciation of $385,220		170,636
Total Assets	$	12,745,198
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	788,793
Due to CBIZ affiliates		503,502
Other liabilities		170,031
Deferred gain		1,402,518
Income tax payable		3,034,107
Total Liabilities		5,898,951
Stockholder's Equity		
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		7,539,450
Accumulated other comprehensive income		4,053
Accumulated deficit		(722,256)
Total Stockholder's Equity		6,846,247
Total Liabilities And Stockholder's Equity	$	12,745,198

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income and Other Comprehensive Income

For the year ended December 31, 2011

Revenue		
Commissions and investment advisory fees	$	15,559,780
Minimum purchase price gain on sale to Mariner Wealth Advisors, LLC		1,525,916
Interest and dividends		3,047
Other income		80,982
Total Revenue		17,169,725
Expenses		
Employee compensation and benefits		6,797,984
Facilities expenses		521,185
Clearing fees		51,223
Other operating expenses		1,943,838
Depreciation and amortization		193,609
Total Expenses		9,507,839
Income before income taxes		7,661,886
Income tax provision (See footnote 4)		3,034,107
Net Income		4,627,779
Other Comprehensive Income		234
Comprehensive Income	$	4,628,013

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2011

Cash flows provided by operating activities		
Net income	$	4,627,779
Add (deduct) items not affecting cash:		
Record minimum purchase price on Mariner Wealth Advisors, LLC transaction		(1,525,916)
Depreciation of furniture and equipment		63,350
Amortization of client lists and non-competes		130,259
Changes in assets and liabilities:		
Receivable from clearing organization		26,548
Receivables from customers		(213,227)
Other assets		30,530
Due to/from CBIZ affiliates		2,945
Accounts payable and accrued expenses		87,147
Income tax payable		1,592,130
Net Cash Provided By Operating Activities		4,821,545
Cash flows used by investing activities		
Purchase of investments		(159)
Purchase of equipment		(30,909)
Net Cash Used By Investing Activities		(31,068)
Cash flows used by financing activities		
Dividends paid		(5,000,000)
Net Decrease In Cash And Cash Equivalents		(209,523)
Cash and cash equivalents at beginning of year		5,997,649
Cash And Cash Equivalents At End Of Year	$	5,788,126

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2011

Non-cash investing and financing activities		
Assets and liabilities transferred to CBIZ:		
Goodwill	$	359,046
Due to/from CBIZ affiliates		(359,046)
Client lists		158,904
Due to/from CBIZ affiliates		(158,904)
Deferred compensation plan assets		231,021
Deferred compensation plan obligation		(231,021)
Net Non-Cash Investing And Financing Activities		-

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at January 1, 2011	$ 25,000	$ 7,539,450	$ 3,819	$ (350,035)	$ 7,218,234
Net income	-	-	-	4,627,779	4,627,779
Unrealized gain on investment	-	-	234	-	234
Dividends paid	-	-	-	(5,000,000)	(5,000,000)
Balance at December 31, 2011	$ 25,000	$ 7,539,450	$ 4,053	$ (722,256)	$ 6,846,247

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2011

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans. CFS's Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2011, approximately 64% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was approximately $10,000 at December 31, 2011.

1. Organization and Significant Accounting Policies (Continued)

Mutual Funds and Securities
CFS has invested assets in mutual funds and securities, which are carried at fair value.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2011 was $63,350.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Commissions relating to brokerage activity and business placed directly with fund companies are recognized when earned and life insurance commissions are recognized when the policy becomes effective.

Fee income from retirement plan services are recognized in the period in which services are provided, and may be based on predetermined agreed-upon fixed fees, actual hours incurred on an hourly fee basis, or asset-based fees. Revenue that is based upon actual hours incurred is recognized as services are performed. Revenue from fixed fee arrangements is recognized when earned based on the terms of the arrangement. Asset-based fees are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received.

Revenue for asset-based fees is recognized when the data necessary to compute revenue is determinable, which is typically when either market valuation information is available, the data necessary to compute our fees is made available by third-party administrators or when cash is received. CFS only recognizes revenue when cash is received for those arrangements where the data necessary to compute our fees is not available to CFS in a timely manner.

Investment advisory fees are invoiced quarterly and recognized when earned.

Mergers & Acquisitions and Capital Advisory - Revenue associated with nonrefundable retainers are recognized on a pro rata basis over the term of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) portion of the Plan in 2011 was $134,223.

Deferred Compensation Plan
CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

As of December 31, 2011, the deferred compensation plan assets and liabilities being carried on the CFS statement of financial condition were transferred to CBIZ. Going forward, the monthly contributions to the deferred compensation plan will be recorded to the CFS accounts as they had been in the past, but at the end of each quarter those amounts will be transferred to CBIZ and reported as assets and liabilities on the CBIZ statement of financial condition.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. During 2011, CFS elected early implementation of Accounting Standard Update (ASU) No. 2011-08, "Testing Goodwill for Impairment." In accordance with this ASU, CFS first assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than its carrying amount. In performing this assessment, CFS considered qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other internal matters before determining that it is not more likely than not that the fair value of the Company is less than its carrying amount, and therefore performing the two-step impairment test is unnecessary.

Subsequent Events

CFS has adopted Accounting Standards Codification 855 "Subsequent Events." This guidance defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued.

2. Related-Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc., and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide the facilities from which CFS conducts its operations. These management and facility costs have been allocated to CFS and are included in these financial statements. At December 31, 2011, CFS had a balance due to CBSI, CBIZ B&I and other CBSI- related affiliates of $503,502.

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of CFS, would be recognized and recorded by CFS. Further, the agreements provide that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Under certain circumstances, this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of CFS related to these agreements.

In 2011, CFS declared and paid cash dividends totaling $5,000,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2011, CFS calculated its net capital at $970,149, which exceeded its capital requirements of $393,264 and had a ratio of aggregate indebtedness to net capital of 6.08 to 1.

4. Income Taxes

CFS is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for CFS in Maryland. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 39.6% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2011 were as follows:

Goodwill	$	3,355,684
Client lists		1,203,700
Total goodwill and other intangibles assets		4,559,384
Less accumulated amortization		(848,990)
Goodwill And Other Intangible Assets, Net	$	3,710,394

Client lists are amortized over periods not exceeding ten years. Amortization expense of client lists was $130,259 during the year ended December 31, 2011.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There was no impairment charges recorded during the year ended December 31, 2011.

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the Company at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds and securities are valued using Level 1 inputs.

7. Divestitures

In September 2010, CFS's parent company created a new Registered Investment Advisor entity, CBIZ Wealth Management, LLC (CWM) to whom CFS transferred a portion of its individual investment advisory business.

The advisors and their staff who were reassigned to CWM focused primarily on individual investment advisory activities which are sufficiently serviced through CWM. The advisors continued to offer their broker-dealer related services through CFS and the compliance and back office functions for CWM continued to be performed by CFS personnel subsequent to the divestiture. The advisory business transferred to CWM generated approximately $2,875,000 in annualized gross revenue. CFS determined that these divestitures did not meet the requirements of Accounting Standards Codification 205 "Presentation of Financial Statements - Discontinued Operations - Other Presentation Matters."

On December 31, 2010 CFS along with CBIZ Operations, Inc. (on behalf of CWM) finalized an agreement with an effective date of January 1, 2011 to sell a portion of their wealth management business to Mariner Wealth Advisors, LLC (Mariner). The advisors and their staff that were involved in the sale consisted primarily of the same group of employees that was originally re-assigned to CWM. The wealth management business sold to Mariner, including the amount originally transferred to CWM referenced above, generated approximately $6,000,000 in annualized gross revenue.

While funds were received for this transaction on December 31, 2010, due to the contingent nature of the agreement, no gain was recorded in 2010. Per the terms of the agreement, a minimum guaranteed purchase price was calculated and a gain of $1,525,916 was recognized in the first quarter of 2011 based on the status of the purchased client list on January 31, 2011. The final purchase price for this transaction was determinable in January 2012 when the final contingencies lapsed and the one-year run rate revenue could be calculated based on the one-year anniversary of the effective date of the agreement. The additional gain to be recognized in the first quarter of 2012 will be $1,559,435, which includes the release of an additional purchase price of $156,917 from escrow.

CFS continues to process certain broker-dealer and registered investment advisor support activities for Mariner under the Transition Services Agreement until the accounts that were purchased by Mariner transition to their own broker-dealer.

[This Page Intentionally Left Blank]

SUPPLEMENTARY INFORMATION

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net capital:		
Total stockholder's equity qualified for net capital	$	6,846,247
Add liabilities subordinated borrowings allowable in computation of net capital		-
		6,846,247
Total capital and allowable subordinated borrowings		
Deductions and/or charges:		
12B-1 fees receivable		(70,910)
Receivables from customers, net		(1,533,163)
Other assets		(205,473)
Goodwill and other intangible assets, net		(3,710,394)
Furniture and equipment		(170,636)
Net capital before haircuts on securities positions		1,155,671
Haircuts on securities (stock, money market and mutual funds)		(185,522)
Net Capital	$	970,149
Aggregate indebtedness		
Total liabilities from statement of financial condition	$	5,898,951
Computation of basic net capital requirement:		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	393,264
Excess Net Capital	$	576,885
Ratio: Aggregate Indebtedness To Net Capital		6.08 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital as reported in Company's Part II (Unaudited)		
FOCUS Report	$	970,149
Audit adjustments		-
Net Capital Per Above	$	970,149

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

[This Page Intentionally Left Blank]

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (CFS), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered CFS's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CFS's internal control. Accordingly, we do not express an opinion on the effectiveness of CFS's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CFS including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because CFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CFS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CFS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of CFS's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CFS's practices and procedures, as described in the second paragraph cf this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

1133 Penn Avenue
Pittsburgh, PA 15222
(412) 261-3644

41 S. High Street, Suite 2100
Columbus, OH 43215
(614) 621-4060

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CBIZ FINANCIAL SOLUTIONS, INC.
Cleveland, Ohio

Report of Independent Accountants on
Applying Agreed-Upon Procedures

For the year ended December 31, 2011

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www.schneiderdowns.com

CBIZ FINANCIAL SOLUTIONS, INC.
Cleveland, Ohio

Report of Independent Accountants on
Applying Agreed-Upon Procedures

For the year ended December 31, 2011

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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by CBIZ Financial Solutions, Inc. (CFS) and the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC., solely to assist you and the other specified parties in evaluating CFS's compliance with the applicable instructions of the Form SIPC-7. CFS's management is responsible for the CFS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting that no such overpayments existed.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on CFS's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS INC 18*18
6050 OAK TREE BLVD STE 500
CLEVELAND OH 44131-6951

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDWARD BRIDGES (216) 525-4684

2. A. General Assessment (item 2e from page 2) $ 24,208

B. Less payment made with SIPC-6 filed (exclude interest) (15,912)

JULY 21, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,296

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,296

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,296

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ FINANCIAL SOLUTIONS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30TH day of JANUARY, 20 12.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1 , 2011
and ending DEC. 31 , 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,327,162
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,587,883
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,858
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	392
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	7,644,133
2d. SIPC Net Operating Revenues	$ 9,683,029
2e. General Assessment @ .0025	$ 24,208 (to page 1, line 2.A.)

1133 Penn Avenue
Pittsburgh, PA 15222
(412) 261-3644

41 S. High Street, Suite 2100
Columbus, OH 43215
(614) 621-4060

SCHNEIDER DOWNS

INSIGHT ■ INNOVATION ■ EXPERIENCE